OASMIA PHARMACEUTICAL AB

Vallongstan 1

752 28, Uppsala, Sweden

October 21, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oasmia Pharmaceutical AB

Registration Statement on Form F-1

Filed October 21, 2015

File No. 333-205515

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Oasmia Pharmaceutical AB (the “Issuer”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Thursday, October 22, 2015, or as soon thereafter as practicable.

We hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, OASMIA PHARMACEUTICAL AB

By:	/s/ Julian Aleksov
Name: Julian Aleksov Title: Executive Chairman